December 22, 2011

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Larry Spirgel, Kate Beukenkamp, Celeste M. Murphy, Sharon Virga and Terry French

Re:	Blue Calypso, Inc.
Registration Statement on Form S-1
Filed November 8, 2011
File No. 333-177828

Ladies and Gentlemen:

On behalf of Blue Calypso, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 1 (“Amendment No. 1”), marked to show changes to the Registration Statement on Form S-1 of the Company (File No. 333-177828), filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2011 (the “Registration Statement”).  Reference is made to the letter dated December 5, 2011 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Commission (the “Staff”) regarding the Registration Statement. We have reviewed the Comment Letter with the Company and the following are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

General

1.                                      Please update your financial statements and other financial information in your next amendment to include the interim period ended September 30, 2011.

Response:

The Company has updated the financial statements and other financial information included in Amendment No. 1 to include the interim period ended September 30, 2011.

Risk Factors, page 4

2.                                      We note your statements on page 24 that you are subject to federal, state and foreign laws regarding privacy and protection of member data, as well as, the CARD Act, the Bank Secrecy Act and the USA Patriot Act. Please revise this your Risk Factors and Regulation sections to address additional regulations related to your business model.

Haynes and Boone, LLP

Attorneys and Counselors

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

Phone: 212.659.7300

Fax: 212.918.8989

Specifically, consider federal regulations by the Federal Trade Commission addressing online advertising and endorsements. Refer to FTC news release dated October 5, 2009 available online at http://www.ftc.gov/opa/2009/10/endortest.shtm that announces the adoption of the Guides Concerning the Use of Endorsements and testimonials in Advertising. The adopting release is available online at http://www.fte.gov/os/2009/10/091005endorsementguidesfnnotice.pdf.

Generally, the Guides advise advertisers on how to keep their endorsement and testimonial ads in-line with the FTC Act. Please refer to Item 101(h)(4)(ix) of Regulation S-K and tell us how these governmental regulations affect your business. Specifically, we note example 5 under 16 CFR Sec. 255.1 may apply to you. Please advise and revise accordingly.

Response:

The Company has revised its disclosure to add risk factors and discussion in its Business section related to federal, state and foreign laws (though the Company’s operations are in the U.S. and there is no intent to expand outside the U.S. in the immediate future, so such discussion is minimal) regarding privacy and protection of member data, as well as the CARD Act, the Bank Secrecy Act, the USA Patriot Act, the FTC Guides, the CAN SPAM Act and other regulations related to the Company’s business model.  See pages 8, 9 and 26 to 28 of Amendment No. 1.

3.                                      In addition, please consider the FTC’s action In the Matter of Reverb Communications, Inc., et al. available online at http://www.ftc.gov/os/caselist/0923199/index.shtm. Please advise us as to how this may apply to your business and revise your disclosure accordingly.

Response:

The Company has considered the FTC’s action In the Matter of Reverb Communications, Inc., et al., but does not deem this case to be likely applicable to its business.  In that case, the FTC found a violation of the Guides when a company was found to have encouraged its employees to endorse its own products in the iTunes store, expressly or implicitly indicating that those were independent reviews.  If similar activity were to occur in the Company’s business, the FTC could, under similar reasoning, find a violation against the Company, which could adversely affect its reputation and business.  However, it is not the Company’s business model to engage in such activity, and such activity is in fact prohibited by the Terms of Use with the Company’s endorsers.  Furthermore, the situation in the case mentioned above is quite distinguishable from the Company’s business model, in that the Company is not in the business of providing reviews, or seeking reviews of or reviewing its own business.  Further, the Company does not instruct its employees or endorsers to falsify any information about themselves or otherwise.  Rather, the Company very clearly instruct all, including through its Terms of Use, to truthfully represent themselves and all other information in endorsements.

The Company has added a discussion of the Guides, their applicability to its business and the risks posed by the types of non-compliance with the Guides that it believes are most likely to arise in its particular business, but because the Company does not believe that the particular situation addressed in the case mentioned above poses a material risk given its business model, the Company has not included language specifically addressing the In Re Reverb Communication et. al case in Amendment No. 1.

4.                                      Lastly, please tell us about how regulations addressing email spam may impact your business. Specifically, address the application of the CAN-SPAM Act and related FTC regulations to your business platform. Refer to CAN-SPAM Act: A Compliance Guide for Business dated September 2009 found on the FTC website at http://business.ftc.gov/documents/bus61-can-spam-act-compliance-guide-business.

Response:

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content.  The CAN-SPAM Act, among other things, obligates the sender of commercial emails, and someone who initiates commercial emails, to provide recipients with the ability to opt out of receiving future emails from the sender.  In addition, some states have passed laws regulating commercial email practices that are significantly more punitive and difficult to comply with than the CAN-SPAM Act, particularly Utah and Michigan, which have enacted do-not-email registries listing minors who do not wish to receive unsolicited commercial email that markets certain covered content, such as adult content or content regarding harmful products. Some portions of these state laws may not be preempted by the CAN-SPAM Act.

The Company, its endorsers and its advertisers may all be subject to various provisions of the CAN-SPAM Act.  If the Company is found to be subject to the CAN-SPAM Act, it may be required to change one or more aspects of the way it operates its business, including by eliminating the option for endorsers to send emails containing advertisers’ messages or by not allowing endorsers to receive compensation directly or indirectly as a result of distributing emails containing advertisers’ messages.

If the Company were found to be in violation of the CAN-SPAM Act, other federal laws, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of commercial email, whether as a result of violations by its endorsers or any determination that it is directly subject to and in violation of these requirements, the Company could be required to pay penalties, which would adversely affect its financial performance and significantly harm its reputation and business.

The Company has expanded its discussion on page 8 of Amendment No. 1 to include a risk factor related to the CAN-SPAM Act and other regulations addressing email spam and its discussion on page 28 of Amendment No. 1 to include a description of such regulations in its Business section.

Business, page 19

5.                                      Please revise and expand this section to discuss the agreements you enter into with customers seeking to advertise via your social media-based platform. Include discussion of general terms such as duration and fees, and if the agreements are written.

Response:

The Company has made the requested change on page 23 of Amendment No. 1, under the heading “Advertisers.”

6.                                      Similarly, discuss the agreements endorsers enter into in order to receive cash compensation or other incentives for their participation. Include disclosure of general terms as well as a discussion of any penalties or fees endorsers may face for discontinuing their participation with your platform.

Response:

The Company has made the requested change on page 24 of Amendment No. 1, under the heading “Endorsers.”

7.                                      Revise your Business section to expand your discussion about your customers. For example, tells us how many customers you estimate you currently have and how they are recruited. We note that you spent $92,973 on sales and marketing for the three months ended June 30, 2011, but this period is prior to the completion of your reverse merger with JJ&R Ventures, Inc.

Response:

The Company has made the requested changes on page 23 of Amendment No. 1, under the headings “Marketing” and “Advertisers”.  The reference to the Company’s spending on sales and marketing noted in your comment above is for Blue Calypso Holdings, Inc.  As described on page 14 in the section Management’s Discussion and Analysis of Financial Condition and Results of Operations, the historical financial information presented is that of Blue Calypso Holdings, Inc. and therefore corresponds to the Company’s current line of business and financial statements, unaffected by the reverse merger.  The Company has added a note on page 20 of Amendment No. 1, in the Business section, to clarify this point as well.

8.                                      Additionally, we notice the use of names, logos and images for products and customers on your http://www.calyp.com website. Please tell us whether the companies represented on your website are current customers or have entered into business agreements with you. We note the disclosure on page 2 that your website is not incorporated into this prospectus.

Response:

The companies whose logos appear, or who are otherwise represented, on our websites www.calyp.com and www.bluecalypso.com are current customers who have entered into business agreements with us directly or are participating advertisers in affiliate programs through Amazon, LinkShare and Commission Junction, through which we are able to pick up advertising campaigns.

The Company, page 9

9.                                      In the last paragraph of this section on page 20, you describe your “system” comprised of the Blue Calypso Network and the Calyp mobile and web portal applications. Please revise this section to disclose and describe your user website, http://www.calyp.com. We note the inclusion of your company website, http://www.bluecalypso.com in your registration statement disclosure.

Response:

The Company has made the requested change on page 21 of Amendment No. 1.

Market Opportunity, page 20

10.                               We note your disclosure attributes several market-based statistics to third-party sources. Please tell us whether you commissioned any third party research for use in connection with this registration statement. If so, please file the third party’s consent as an exhibit to the registration statement, as required by Section 7.

Response:

We have not commissioned any third party research for use in connection with this registration statement.

11.                               Please provide supplemental copies of any cited third party reports for our review.

Response:

We have provided supplemental copies of all cited third party reports for your review.

Government Regulation, page 24

12.                               At the top of page 25 you state that your branded Visa Debit cards “may” be included within the definition of “gift cards” under many laws, including the CARD Act. Please revise your disclosure to discuss why you believe your cards may fall under this definition.

Additionally, we note that should your cards be deemed gift cards under applicable law, this may impact your liquidity and capital resources over a longer period of time as the expiration of funds awarded to endorsers may extend several years into the future and in some instances funds may be required to be honored for the full value until redeemed. Please revise this section and Risk Factors to address how this uncertain legal treatment of the Visa Debit cards may impact your business. Also, revise your Management’s Discussion and Analysis to address how this may impact your liquidity going forward.

Response:

The Company has revised its disclosure on pages 27 and 28 of Amendment No. 1 to explain in more detail its analysis regarding the treatment of its Visa debit cards under the CARD Act.  Because the Company does not believe that its Visa debit cards will fall within the definition of “gift cards” under the CARD Act or the laws of many states, the Company does not believe that there will be a material impact on its liquidity going forward.  The Company has, however, added a general risk factor regarding uncertainty and potential changes in the laws governing the Visa debit cards on page 9 of Amendment No. 1.

Executive Officers and Directors, page 26

Biographical Information, page 26

13.                               In the profile of your Director, Mr. Fennessy, you state that he held several “senior level executive positions at IBM from 1987 until 2004.” We note on page 26 that Mr. Fennessy is 46 years old, making him approximately 22 years old in 1987. Please revise this profile to more provide greater detail about the level or titles of positions he held during his tenure at IBM.

Response:

The Company has made the requested change on page 30 of Amendment No. 1

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

General

14.                              Please tell us in detail and disclose in your next filing your policy for recognizing the expense associated with compensating endorsers for their endorsements through cash that is reloaded on a personal Visa Debit card.

Response:

Expense related to the Company’s payments to endorsers is recognized when the Company recognizes revenue for such payments, in the case of endorsements related to our customers, and when the endorsement is made, in the case of endorsements of advertisers who are picked up through our participation in one of the affiliate programs in which we participate.  This is in accordance with the terms and conditions agreed to by the endorsers.  There is no additional expense to the Company associated with compensating endorsers through cash that is reloaded on a personal Visa debit card rather than compensating endorsers through cash sent directly to them.  The Company has added a sentence on page 15 of Amendment No. 1 under the heading “Cost of Revenue” to clarify the matter.

Revenue Recognition, page F-8

15.                               Please tell us in detail the process by which you earn your revenue. Tell us about the performance criteria that have to be met before your recognize revenue. Tell us why some of your revenue is unearned at the end of the periods presented both annually and quarterly. Tell us how your customers verify that brand loyalists have personally endorsed their products. Tell us about the provisions that are made by you or your advertisers to identify fraudulent endorsements and the remedies that are taken by all parties. Please also expand your discussion on page 14 in Critical Accounting Policies.

Response:

The Company earns revenue primarily through fees received from customers for advertising and marketing services provided by it, which is generally earned when brand loyalists personally endorse and share the advertising campaigns with others in their digital social stream or when the Company provides services related to customer advertising campaigns. Recognition timing is based on the specific services delivered to the customer and the terms of the Company’s agreements with each customer. Agreements may be based on campaigns delivered, monthly billings or campaign activity. If the customer agreement provides, customers may pay or be invoiced for services prior to final service delivery, leading to unearned revenues being recorded.

Each endorsement event is tracked by the Blue Calypso system and any activity by the endorsers’ network of contacts is tracked and credited to the endorser. Customers receive weekly reports providing a detailed history of all initial endorser posts and subsequent activities generated by the initial endorsements, which allow them to verify that brand loyalists have personally endorsed their products. Reports can include geographic and demographic information related to the endorser.  The Company believes that its tracking system, as well as the fact that endorsers must provide certain identifying information, including their name, address and social security number, in order to be issued a loyalty reward card and become eligible to receive payments for any endorsements, helps reduce opportunities for fraudulent endorsements.  Making fraudulent endorsements is a violation of the terms and conditions that endorsers agree to and it is the Company’s intention that any endorser discovered engaging in fraudulent or other activities violating the Company’s terms and conditions will have his or her account closed and endorser registration terminated.

The Company has expanded its discussion on page 15 of Amendment No. 1 to include the explanations above.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:                                 Andrew Levi, Blue Calypso, Inc.